ARKEMA

Colombes ,May 21st,2008

RECEIVED

2008 MAY 23 A 6:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

08002790

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

PROCESSED
MAY 28 2008
THOMSON REUTERS

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

dw 5/23

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Enclosed documents

- Press release : Arkema Annual General Meeting May 21st 2008

ARKEMA
The world is our inspiration

RECEIVED
2008 MAY 23 A 6:28
ICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Communiqué de presse

Paris, May 20th 2008

Arkema Annual General Meeting May 20th 2008

First dividend: € 0.75 per share

Arkema's Combined Ordinary and Extraordinary General Meeting, chaired by Thierry Le Hénaff, Chairman and Chief Executive Officer, was held on Tuesday May 20th at the Palais des Congrès in Paris, with around 650 people in attendance.

The shareholders, which accounted for 62% of the voting rights, adopted all the resolutions proposed at the meeting. In particular they approved the financial statements for 2007 as well as the distribution of a first dividend of € 0.75 per share payable on May 27th 2008.

At this Annual General Meeting Thierry Le Hénaff reviewed the Company's performance in 2007, which saw many new projects paving the way for the future.

Thierry Lemonnier, Arkema Chief Financial Officer, commented on the significant improvement in the financial results in 2007, which exceeded the stated objectives: EBITDA was up 26% to € 518 M, and net income virtually tripled to € 122 M. These excellent results are the fruit of internal growth and productivity initiatives launched since the stock market listing.

Presenting the outlook, considering the major improvement reported in the 2008 first quarter results, Thierry Le Hénaff confirmed the objective of a 10 % EBITDA margin in 2008, rising to 12% by 2010. He underlined Arkema's progress potential over the long term, and concluded with the commitment of Arkema's personnel to continue to transform the Group into a competitive chemicals manufacturer creating major value.

All information relating to the Annual General Meeting including the full results of the votes on the resolutions are available on the website www.finance.arkema.com under the Annual General Meeting section.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 15,200 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

END